Clifton Star Resources Inc. Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

Clifton Star Resources Inc.’s Annual and Special Meeting of the holders of common shares will be held on Tuesday, December 3, 2013 at 10:00 a.m. (Eastern Time) in the Lavery, de Billy, L.L.P. Boardroom located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4.

Shareholders may exercise their rights by attending the Meeting or by completing a Form of Proxy.

 YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING	3

MANAGEMENT PROXY CIRCULAR	4

SOLICITATION OF PROXIES	4
INFORMATION REGARDING THE VOTING OF SHARES	4
REGISTERED SHAREHOLDERS	4
Voting by Proxy	4
NON-REGISTERED SHAREHOLDERS	5
VOTING SECURITIES	5
FINANCIAL STATEMENTS	5
ELECTION OF DIRECTORS	6
APPOINTMENT OF AUDITORS	8
APPROVAL OF THE AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN	8
Background	8
Summary of Amended Rights Plan and Copy of the Amended Rights Plan	9
Form of Resolution and Vote Required	9
RATIFICATION AND CONFIRMATION OF BY-LAW 2013-1	9
Introduction	9
Purpose of the Advance Notice By-Law	10
Terms of the Advance Notice By-Law	10
Shareholder Approval of the Advance Notice By-Law	10
Directors' Recommendation	11
OTHER BUSINESS	11
DIRECTORS COMPENSATION	11
Retainer and Attendance Fees	11
EXECUTIVE COMPENSATION	13
SUMMARY COMPENSATION TABLE	13
PENSION PLAN BENEFITS	14
TERMINATION AND CHANGE OF CONTROL BENEFITS	14
Analysis of Elements	17
AUDIT COMMITTEE	20
CORPORATE GOVERNANCE DISCLOSURE	22
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	22
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	22
PROPOSALS BY SHAREHOLDERS	22
ADDITIONAL INFORMATION	22
APPROVAL	22

SCHEDULE "A"	1

SCHEDULE "B"	1

SCHEDULE "C"	1

SCHEDULE "D"	1

SCHEDULE "E"	1

SCHEDULE "F"	1

CLIFTON STAR RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of CLIFTON STAR RESOURCES INC. (the “Corporation”) will be held on Tuesday, December 3, 2013 at 10:00 a.m. (Eastern Time) in the Lavery, de Billy, L.L.P. Boardroom located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4 for the following purposes:

1.

to receive the Corporation’s audited financial statements for the year ended June 30, 2013 and the related report of the auditors;

2.

to elect the Corporation’s directors;

3.

to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.

to consider and, if thought advisable, to pass an ordinary resolution approving the continuance, amendment and restatement of the Corporation’s Shareholder Rights Plan;

5.

to consider and, if thought advisable, to pass an ordinary resolution ratifying and confirming the Corporation’s new By-Law No. 2013-1 which governs the process for nomination of directors of the Corporation at shareholder meetings; and

6.

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Dated at Montréal, Québec, Canada, this 1st day of November, 2013.

By order of the Board of Directors,

 (s) Ross Glanville

Ross Glanville

Chairman of the Board of Directors

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend, and would like your Common Shares represented, please sign the enclosed form of proxy and return it at your earliest convenience in the envelope provided, but before 5:00 p.m. (Eastern Time) on Friday, November 29, 2013.

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Clifton Star Resources Inc. (the “Corporation”) for use at the Annual and Special Meeting of the shareholders (the “Shareholders”) of the Corporation to be held on December 3, 2013 (the “Meeting”) and at every adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail, but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares (the “Common Shares”) of the Corporation.

INFORMATION REGARDING THE VOTING OF SHARES

Registered Shareholders

Voting by Proxy

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted for (i) the election of the directors specified in this Circular, (ii) the appointment of the auditors named in this Circular and the fixing of their remuneration by the directors, (iii) the approval and ratification of the continued existence of the Corporation’s Shareholder Rights Plan (as defined below), and (iv) the approval the Corporation’s new By-Law No. 2013-1 which governs the process for nomination of directors of the Corporation at shareholder meetings.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers or directors of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and transmitted either to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax to (866) 249-7775 (within Canada and the United States), no later than 5:00 p.m. (Eastern Time) on Friday, November 29, 2013 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chairman or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a Shareholder can also be revoked by the Shareholder if the Shareholder attends the Meeting in person and so requests.

NON-REGISTERED SHAREHOLDERS

A non-registered shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary rather than in the Shareholder’s name.

Applicable securities laws and regulations require representatives of non-registered shareholders to seek the latters’ voting instructions in advance of the Meeting. Non-registered shareholders will receive from their representative a request for voting instructions for the number of Common Shares held on their behalf. The representative’s request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Non-registered shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their representative.

Non-registered shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their representative.

If you have any question with respect to the foregoing or wish to receive an additional copy of the Circular, or you need help to vote, we invite you to contact Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by telephone to (800) 564-6253 or by fax to (866) 249-7775.

VOTING SECURITIES

As of October 31, 2013, 38,664,390 Common Shares of the Corporation were issued and outstanding. Holders of Common Shares of record at the close of business on October 31, 2013 (the “Record Date”) will be entitled to one vote for each such Common Share held by them except to the extent that a person has transferred any Common Shares after the Record Date and the transferee of such Common Shares establishes proper ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Principal Holder of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, there is no Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares of the Corporation as at October 31, 2013.

FINANCIAL STATEMENTS

The financial statements of the Corporation for the financial year ended June 30, 2013 and the report of the auditors thereon will be submitted at the Meeting. These financial statements were sent to Shareholders who requested it with this Circular. The Corporation’s financial statements and related Management Discussion and Analysis for the year ended June 30, 2013 are available on SEDAR (www.sedar.com).

ELECTION OF DIRECTORS

The members of the board of directors of the Corporation (the “Board” or the “Board of Directors”) are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. By resolution of the Board adopted on October 1st, 2013, the precise number of directors has been proposed to be fixed at five. Therefore, a total of five nominees are being proposed as directors for election by the Shareholders at the Meeting. The following table sets out the names of said nominees for election, their present principal occupation, the years in which they became directors of the Corporation and the number of Common Shares of the Corporation owned, directly or indirectly, or controlled or directed by the nominees.

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of these nominees.

Each of the nominees has provided the information as to the Common Shares of the Corporation he beneficially owns or over which he exercises control or direction, as at October 31, 2013. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since	No. of Shares Beneficially Owned or Controlled, Directly or Indirectly
MICHEL BOUCHARD)(4) President and Chief Executive Officer Québec, Canada	From 2009 to 2011, Vice-President, Exploration and Development at North American Palladium Ltd., a precious metals producer From 2006 to 2009, President and director at Cadiscor Resources Inc., a precious metals company	November 7, 2011	145,400
ROSS GLANVILLE(1)(2)(4) Chairman of the Board and Director British Columbia, Canada	President of Ross Glanville & Associates, a consultant firm Professional Engineer; Mine Valuator.	January 27, 2010	40,000
PETER GUNDY(1)(2)(3) Director Ontario, Canada	Co-proprietor of Veritprop Ltd., a hospitality services company From 1992 to 2008, Mr. Gundy acted at various times either as President, Chief Executive Officer or Chairman of Neo Material Technologies Inc., a mineral technologies company	May 25, 2010	25,000
PHILIP NOLAN(2)(3) Assistant-Secretary and Director Québec, Canada	Barrister and solicitor at Lavery, de Billy, L.L.P., a law firm.	August 19, 2008	746,600
YVES HARVEY(1)(3)(4) Director Québec, Canada	From 2007 to end of 2012, Mr. Harvey was executive Director at COREM, a minerals industry research laboratory Retired Professionnal Engineer	December 4, 2012	16,000

Notes:

(1)

Member of Audit Committee.

(2)

Member of the Nominating and Corporate Governance Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Technical, Environmental, Health and Safety Committee.

To the Corporation's knowledge, except as disclosed hereinafter, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Messrs. Glanville, Gundy and Nolan were directors of the Corporation at the time the British Columbia Securities Commission issued a cease trade order on July 22, 2011 in respect of all securities of the Corporation for failing to file certain technical reports, material change reports and news releases (the “Cease Trade Order”). The management of the Corporation worked diligently, with the result that the Cease Trade Order was revoked by the British Columbia Securities Commission on March 5, 2012, and the TSX Venture Exchange (the “Exchange”) reinstated the trading of the Corporation’s stock on March 9, 2012.

Mr. Bouchard was President of McWatters Mines and a director at the time McWatters Mines announced that it intended to make a proposal to its creditors under the Bankruptcy and Insolvency Act. The proposal was accepted by the creditors on June 22, 2004. The court ratified it on July 9, 2004. During that period, a management cease trading order was issued on May 26, 2004, and a cease trading order was effective on July 22, 2004, in Québec, and on July 29, 2004 in Ontario.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the directors, executive officers or Shareholders.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Shareholders are asked to vote for the appointment of Deloitte s.e.n.c.r.l., Chartered Professional Accountants (“Deloitte”), as auditors of the Corporation for the current financial year and to authorize the directors to establish the auditors’ remuneration. Deloitte were first appointed as auditors for the Corporation at the annual meeting of shareholders of the Corporation held on December 4, 2012.

The persons named in the enclosed form of proxy intend to vote FOR the appointment of Deloitte as auditors of the Corporation to hold office until the next annual meeting. Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to vote FOR an ordinary resolution appointing Deloitte as auditors of the Corporation for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of Deloitte is removed from office or resigns, and to authorize the directors to fix their remuneration.

APPROVAL OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to approve, with or without variation, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation (the “Amended Rights Plan”). The text of the Rights Plan Resolution is attached as Schedule “A” hereto.

Background

The Corporation and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of November 10, 2010 to implement the shareholder rights plan of the Corporation (the “Shareholder Rights Plan”). The Shareholder Rights Plan was confirmed by the Shareholders at the annual and special meeting of shareholders of the Corporation held on December 13, 2010. The Shareholder Rights Plan provides that the Shareholder Rights Plan must be reconfirmed by a resolution passed by a majority or greater than 50 % of the votes cast by the Shareholders at the third annual meeting following the meeting at which the Shareholder Rights Plan is confirmed. Accordingly, the Board of Directors has approved the Amended Rights Plan to be dated December 3, 2013 if approved at the Meeting.

The Amended Rights Plan contains the following amendments to the Shareholder Rights Plan:

•

The definition of “Beneficial Ownership” contains several exclusions whereby a Person (as that term is defined in the Amended Rights Plan) is not considered to “Beneficially Own” a security in accordance with the Shareholder Rights Plan. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions were amended pursuant to the Amended Rights Plan to apply to the following additional Persons: (i) the Person which is the manager or trustee (the “ Manager ”) of a mutual fund (a “ Mutual Fund ”) that is registered or qualified to issue its securities to investors under the securities laws of any Province of Canada or the laws of the United States of America or any State thereof, and such security is held in the ordinary course of business in the performance of the Manager’s duties with respect to the Mutual Fund , and (ii) the Person which is a Mutual Fund and holds such security in the ordinary course of business of the Mutual Fund. The foregoing additional exemptions only apply so long as the Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (as those terms are respectively defined in the Amended Rights Plan).

•

The provisions of the Shareholder Rights Plan which address the effective date and shareholder review of the Shareholder Rights Plan have been revised to specify the shareholder approval required to continue the Amended Rights Plan in 2016 by any stock exchange on which the Common Shares may then be listed. The Amended Rights Plan provides that the Amended Rights Plan must be reconfirmed by a resolution passed by a majority of greater than 50 % of the votes cast by holders of Voting Shares (as defined in the Amended Rights Plan) who vote in respect of this matter at the annual meeting of shareholders of the Corporation in 2016. If the Amended Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Amended Rights Plan and all outstanding Rights (as defined in the Amended Rights Plan) shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event (as defined in the Amended Rights Plan) has occurred prior to the annual meeting of shareholders of the Corporation in 2016.

The Amended Rights Plan contains certain non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency. Apart from those amendments, the Amended Rights Plan is identical to the Shareholder Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Corporation and Rights Agent will execute the Amended and Restated Shareholder Rights Plan Agreement (the “Amended Rights Plan Agreement”) as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Purpose of the Amended Rights Plan

The purpose of the Amended Rights Plan is to provide the Board of Directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Amended Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Amended Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Amended Rights Plan) without the approval of the Board of Directors. The Amended Rights Plan addresses several concerns that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada. These concerns are described in greater detail below.

Time to consider bid

Under current securities legislation, the minimum period that a take-over bid must remain open for acceptance is 35 days. The Board of Directors is of the view that 35 days constitutes an insufficient amount of time to permit the directors and Shareholders to assess an offer, and to allow the directors to negotiate with the offeror, solicit competing offers and otherwise try to maximize Shareholder value. The Amended Rights Plan gives the Board of Directors and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Amended Rights Plan. In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Amended Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” includes all holders of Voting Shares other than (i) a person (or a group of affiliated or associated persons) who has publicly announced that it has acquired beneficial ownership of 20 % or more of the Common Shares (an “Acquiring Person”) (ii) any offeror making a take-over bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) persons acting “jointly or in concert” with an Acquiring Person; and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting and tendering to a take-over bid of the Voting Shares.

Pressure to tender

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50 % of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50 % of the outstanding Voting Shares have been deposited. The Amended Rights Plan therefore effectively separates a Shareholder’s decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all Shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of Shareholders at a premium to market price, which premium is not shared by the other Shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among Shareholders. Under the Amended Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20 % or more of the Corporation’s Voting Shares must be made to all holders of Voting Shares.

Summary of Amended Rights Plan and Copy of the Amended Rights Plan

A summary of the principal terms and conditions of the Amended Rights Plan is contained in Schedule “B” attached to this Circular. All capitalized terms used in this section of the Circular and Schedule “B” have the meaning set fort in the Amended Rights Plan unless otherwise indicated. The complete text of the Amended Rights Plan is available upon request by contacting the Corporation’s Chief Financial Officer at 1040 Belvédère Avenue, Suite 217, Québec, Québec, G1S 3G3 or by email at jblackburn@cfo-star.com.

Form of Resolution and Vote Required

A copy of the full text of the Rights Plan Resolution is attached to this Circular as Schedule “A”. The Amended Rights Plan was filed with the Exchange for acceptance. In order to be effective, the Rights Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present or represented by proxy at the Meeting.

Directors’ Recommendation

The Board of Directors believes that the Amended Rights Plan will result in fair treatment to Shareholders, is in the best interest of the Corporation, is consistent with current best Canadian corporate practices and addresses institutional investor guidelines. The Board of Directors therefore recommends that all Shareholders vote FOR the Rights Plan Resolution attached as Schedule “A” to this the Circular. The persons whose name appears in the attached form of proxy intend to vote FOR the Rights Plan Resolution.

RATIFICATION AND CONFIRMATION OF BY-LAW 2013-1

Introduction

At the Meeting, Shareholders will be asked to consider and pass a resolution to approve, confirm and ratify the Corporation’s By-Law No. 2013-1 adopted by the Board on October 1, 2013 (the “Advance Notice By-Law”), the text of which is attached as Schedule “C” to this Circular. The Advance Notice By-Law came into effect on October 1, 2013, and if not confirmed at the Meeting by ordinary resolution of shareholders, it will terminate and be of no further force and effect following the Meeting.

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation in connection with any annual general or special meeting of shareholders. The Corporation issued a press release on October 3, 2013 to announce the approval by the Board of the Advance Notice By-Law.

The Advance Notice By-Law will: (i) facilitate orderly and efficient annual general or, where the need arises, special meetings; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Purpose of the Advance Notice By-Law

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice By-Law is the framework by which the Corporation seeks to fix a deadline by which holders of record of Common Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

Terms of the Advance Notice By-Law

The following is a brief summary of certain provisions of the Advance Notice By-Law and is qualified in its entirety by the full text of the Advance Notice By-Law.

1.

Other than pursuant to: (i) a "proposal" made in accordance with the provisions of the Canada Business Corporations Act (the “Act”); or (ii) a requisition of the shareholders made in accordance with the provisions the Act, Shareholders of the Corporation must give advance written notice to the Corporation of any nominees for election to the Board of Directors.

2.

The Advance Notice By-Law fixes a deadline by which holders of record of common shares of the Corporation must submit, in writing, nominations for directors to the Corporate Secretary of the Corporation prior to any annual or special meeting of shareholders, and sets forth the specific information that such holders must include with their nominations in order to be effective. Unless nominated in accordance with the provisions of the Advance Notice By-Law, no person will be eligible for election as a director of the Corporation.

3.

For an annual meeting of shareholders, notice to the Corporation must be not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following the Notice Date.

4.

For a special meeting of shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

For the purposes of the Advance Notice By-Law, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

The Board of Directors may, in its sole discretion, waive any provision or requirement of the Advance Notice By-Law.

Shareholder Confirmation of the Advance Notice By-Law

If not confirmed at the Meeting, the Advance Notice By-Law will terminate and be of no further force and effect from and after the termination of the Meeting.

Accordingly, Shareholders will be asked at the Meeting to pass an ordinary resolution ratifying and confirming the Advance Notice By-Law (the “Advance Notice By-Law Resolution”) substantially in the form set out in Schedule “D”.

Confirmation of the Advance Notice By-Law Resolution will require the affirmative votes of the holders of a majority of the votes cast at the Meeting in respect thereof.

Directors’ Recommendation

The Board of Directors of the Corporation has reviewed the Advance Notice By-Law Resolution and concluded that adopting the Advance Notice By-Law is fair and reasonable to the shareholders and in the best interests of the Corporation, and recommends that shareholders vote in favour of the resolution to ratify and confirm the Advance Notice By-Law.

The persons named in the enclosed form of proxy intend to vote FOR the confirmation of the Advance Notice By-Law. Unless the form of proxy states otherwise, or if the right to vote is not exercised for the confirmation of the Advance Notice By-Law, the persons named in the enclosed form of proxy intend to vote FOR the confirmation of the Advance By-Law Resolution.

OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the notice of Meeting, to be presented for action by the Corporation at the Meeting. However, the enclosed form of proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

DIRECTORS COMPENSATION

Retainer and Attendance Fees

The Board approved the Compensation Committee’s recommendation that non-executive directors of the Corporation receive an annual retainer fee in the amount of $18,000 to be paid in quarterly instalments. Until such date, the Corporation had no arrangements, standard or otherwise pursuant to which directors were paid retainers by the Corporation except per diem fees paid to directors for attendance in person at meetings.

The Board further approved the Compensation Committee’s recommendation that individuals participating in leadership positions receive an additional annual retainer to compensate them for the additional time associated with these roles and that the amount of the additional retainers be set as follows:

a. Lead director	$15,000
b. Chair-Audit Committee	$12,000
c. Chair-Compensation Committee	$5,000
d. Chair-Governance and Nominating Committee	$5,000
e. Chair-Technical, Environmental, Health and Safety Committee	$5,000

Finally, members participating in either Board or Committee meetings are entitled to participation or attendance fees in the amount of $1,000 per meeting or, if the Corporation requires an individual’s presence in person for a specific meeting and that plane travel is required by the individual to attend the meeting, that the attendance fee be increased by $1,500.

The following table provides all amounts of compensation paid or granted to the Corporation’s directors other than Named Executive Officers (as hereinafter defined) during the financial year ended June 30, 2013.

Name(1)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Glanville, Ross	67,000	-	27,999	-	-	-	94,999
Gundy, Peter	33,500	-	22,399	-	-	-	55,899
Nolan, Philip	34,000	-	22,399	-	-	-	56,399
Harvey, Yves	21,500	-	44,799	-	-	-	66,299
Notes:
(1)

Mr. Michel Bouchard, in his capacity as director of the Corporation, has not received any compensation for the financial year ended June 30, 2013. Mr. Bouchard’s compensation as President and Chief Executive Officer of the Corporation, for the financial year ended June 30, 2013, is disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following weighted average assumptions during the year: risk free interest of 1.21%, expected average life of 5.0 years, expected volatility of 79.47% and expected dividend yield of 0%.

Share Ownership Requirements

In order to meet best corporate governance practices, the Compensation Committee recommended the introduction of a minimum share ownership requirement for non-executive members of the Board on April 16, 2012. The Board approved without variation such policy at a Board meeting held on Decembe 4, 2012. Such policy provides that the minimum share ownership is equivalent to two (2) times the annual retainer of each non-executive members of the Board. Recognizing that the value of the shareholdings fluctuates based on the market price of the shares of the Corporation, the criteria is to be evaluated based on the greater of the fair market value of the shares of the Corporation at the end of every quarter and the price paid for the shares by the director. As such, if the value of the shares purchased by a director decreases after he has purchased the shares, then the price paid by the director will be used to evaluate whether the director meets the criteria or not. If on the other hand, the value of the shares increases following the purchase of the shares by the director, then it will be the fair market value of the shares that will be used to establish whether the director meets the criteria of minimum shareholdings.

The policy was approved by the Board, effective June 30, 2012. All directors required to do so are currently complying with the policy. Any director who would not comply with the policy will see one half (1/2) of his annual retainer withheld by the Corporation to purchase treasury shares until said director meets the minimum shareholding requirement.

Directors Outstanding Share-based Awards and Option-Based Awards at the End of the Fiscal Year

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2013.

Name(1)	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Glanville, Ross	225,000 125,000	1.40 0.85	04/25/2017 04/15/2018	-	-	-
Gundy, Peter	175,000 100,000	1.40 0.85	04/25/2017 04/15/2018	-	-	-
Nolan, Philip	200,000 175,000 100,000	1.40 2.50 0.85	04/25/2017 06/20/2016 04/15/2018	-	-	-
Harvey, Yves	200,000	0.85	04/15/2018	-	-	-
Notes:
(1)

Mr. Michel Bouchard, in his capacity as director of the Corporation, has not received any compensation for the financial year ended June 30, 2013. Mr. Bouchard’s compensation as President and Chief Executive Officer of the Corporation, for the financial year ended June 30, 2013, is disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	The Corporation has no share-based awards.
(3)	Closing price of the Common Shares of the Corporation on the Exchange as of June 28, 2013 was $0.24.

Directors Incentive Plans Awards – Value Vested or Earned during the Year

None of the directors other than the Named Executive Officers (as hereinafter defined), would have realized any dollar value if the options under the option-based awards had been exercised on the vesting date.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation for services in all capacities to the Corporation for the three most recent completed fiscal years in respect of the Chief Executive Officer, the Chief Financial Officer and the Chief Exploration Officer (the “Named Executives Officers”). The Corporation has no other “Named Executive Officers” as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(3) ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan	Long-Term Incentive Plan
Bouchard, Michel President and Chief Executive Officer	2013 2012 2011	300,000 196,154 --	-- -- --	44,799 883,696	120,000 -- --	-- -- --	11,000 -- --		475,799 1,079,850 --
Dufour, Louis Chief Financial Officer	2013 2012 2011	135,000 59,711 --	-- -- --	65,511 65,281	27,000 -- --	-- -- --	5,000 -- --		232,511 124,992 --
Martin, Louis Vice President Exploration	2013 2012 2011	140,000 75,385 --	-- -- --	65,511 93,258	28,000 -- --	-- -- --	5,000 -- --		238,511 168,643 --
Notes:
(1)

For M. Bouchard, based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.21%, expected average life of 5.0 years, expected volatility of 79.47% and expected dividend yield of 0%.

(2)

For L. Dufour and L. Martin, based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.31%, expected average life of 5.0 years, expected volatility of 86.25% and expected dividend yield of 0%.

(3)	Contribution to Registered Retirement Savings Plan (RRSP).

Outstanding Share-based Awards and Option-based Awards at the End of the Fiscal Year

The table below sets forth a summary of all awards outstanding at the end of the financial year ended June 30, 2013.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)
Bouchard, Michel President and Chief Executive Officer	315,000 435,000 200,000	1.40 2.03 0.85	04/25/2017 03/09/2017 04/15/2018	-	-	-
Dufour, Louis Chief Financial Officer	70,000 85,000	1.40 1.14	04/25/2017 09/14/2017	-	-	-
Martin, Louis Vice President Exploration	100,000 85,000	1.40 1.14	04/25/2017 09/14/2017	-	-	-
Note:
(1)						Closing price of the Common Shares of the Corporation on the Exchange as of June 28, 2013 was $0.24.

Incentive Plan Awards – value Vested or Earned during the Year

Name	Option/SAR-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michel Bouchard President and Chief Executive Officer	--	--	120,000
Dufour, Louis Chief Financial Officer	--	--	27,000
Martin, Louis Vice President Exploration	--	--	28,000

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan, pension plan or deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Mr. Harry Miller, a former President and Chief Executive Officer of the Corporation is now acting as an advisor of the Corporation pursuant to a senior advisor agreement (the “Senior Advisor Agreement”) effective as of November 7, 2011. As Secretary and senior advisor, Mr. Miller earns an annual retainer of $10,000 per month for a term expiring on December 31, 2013. Considering the continuity of services of Mr. Miller with the Corporation, no termination benefits have been paid to him following this change of position. The Corporation may terminate the Senior Advisor Agreement at any time without cause upon written notice to Mr. Miller by paying the portion of the annual retainer then accrued and an amount equal to the annual retainer that would have otherwise been payable to Mr. Miller for the duration of the Senior Advisor Agreement. In the event of a change of control of the Corporation, Mr. Miller will be entitled to terminate the Senior Advisor Agreement upon written notice to the Corporation. Following such occurrence, Mr. Miller shall be entitled to the payment of an amount equal to the amount, if any, of any reimbursable expenses then accrued in addition to an amount of $500,000.

Effective November 7, 2011, Michel Bouchard was appointed President and Chief Executive Officer of the Corporation, as such; the Corporation has entered into an employment agreement with him for a term expiring on November 6, 2013. The new employment agreement of Mr. Bouchard is currently being reviewed by the Compensation Committee. The agreements provides for an annual base salary of $300,000 plus a yearly bonus of up to 30 % of his base salary by reaching objectives and goals to be determined by the Compensation Committee. The Corporation will also contribute $11,000 per year to Mr. Bouchard’s RRSP. Pursuant to Mr. Bouchard’s employment agreement, should Mr. Bouchard’s office be terminated for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Bouchard’s employment agreement as of the date of termination. In the event Mr. Bouchard’s office is terminated by the Corporation without cause, or by Mr. Bouchard for a good reason, the Corporation shall have the obligation to pay the amount still owing under the term of the employment agreement if the termination occurs in the first twelve months of the employment agreement or by paying twelve months base salary if the termination occurs thereafter. Should Mr. Bouchard’s office be terminated as a result of a change of control, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

Louis Martin and the Corporation entered into an employment agreement dated December 19, 2011, for Mr. Martin to serve as Vice President Exploration. Under the terms of his employment agreement, he receives an annual base salary of $140,000, plus a yearly bonus of up to 20 % of his base salary by reaching objectives and goals to be determined in conjunction with the President and Chief Executive Officer. The Corporation will also contribute $2,500 per year to Mr. Martin’s RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Martin’s employment be terminated by the Corporation for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Martin's employment agreement as of the date of termination. In the event of Mr. Martin’s employment being terminated by the Corporation without cause, Mr. Martin shall be entitled to receive a lump sum equal to 11 months of salary if terminated within the first 18 months of service; a lump sum equal to 3 months per year of service if terminated after 18 months of service; and any portion of the salary and accrued vacation pay, if any, that is accrued to the date of termination but not yet paid.

Louis Dufour and the Corporation entered into an employment agreement dated December 23, 2011, for Mr. Dufour to serve as Chief Financial Officer. Under the terms of his employment agreement, he will receive an annual base salary of $135,000, plus a yearly bonus of up to 20% of his base salary by reaching objectives and goals to be determined in conjunction with the President and Chief Executive Officer. The Corporation will also contribute $2,500 per year to Mr. Dufour’s RRSP and will match up to another $2,500 of the employee's contribution to his RRSP. Should Mr. Dufour’s employment be terminated by the Corporation for cause, the Corporation shall have the obligation to pay accrued but unpaid salary and reimburse any other accrued but unpaid amounts due under Mr. Dufour's employment agreement as of the date of termination. Should Mr. Dufour’s office be terminated as a result of a change of control, he shall be entitled to one years' annual base salary plus any amount owed as vacation.During the year, Mr. Dufour’s contract was amended to provide for the payment of a 12-month lump sum in the event Mr. Dufour’s contract is amended following a change of control of the Corporation.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

Compensation Committee

The Compensation Committee, on behalf of the Board of Directors, monitors compensation for the executive officers of the Corporation. Messrs. Philip Nolan, Peter Gundy, Ross Glanville (up to December 4, 2012) and Yves Harvey (starting on December 5, 2012, in replacement of Ross Glanville) were members of the Compensation Committee during the year ended June 30, 2013, all of whom are independent.

Mr. Nolan is currently a member of the compensation committee of Imaflex Inc., a reporting issuer listed on the Exchange.

Mr. Gundy was the Chairman of the compensation committee of Verde Potash PLC, a reporting issuer listed on the Toronto Stock Exchange and he was also a member of the compensation committee of Riverstone Resources Inc., a reporting issuer listed on the Exchange.

Mr. Yves Harvey presently sits on the compensation committee of Stornoway Diamond Corporation, a reporting issuer listed on the Toronto Stock Exchange. He is the former Executive Director of COREM, a minerals industry research lab based in Québec City, and he was previously the President and Executive Director of SOQUEM Inc., an organization responsible for exploration, development and mining activities in the province of Québec.

The Board believes that the members of the Compensation Committee possess the combined knowledge, experience and backgrounds necessary to fulfill the Committee’s mandate.

Compensation, Philosophy and Objectives

The Corporation’s executive compensation program is supervised by the Compensation Committee of the Board of Directors. The Compensation Committee is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and for evaluating the performance of both the CEO and CFO in light of these goals and objectives. For the year ended on June 30, 2013, the non-exhaustive list of goals and objectives set forth by the Compensation Committee included (i) completing the preliminary economic assessment (PEA) and marketing the PEA; (ii) starting the pre-feasibility study; (iii) assessing the economics of the Duparquet Project; (iv) settling existing litigation; (v) evaluating other available projects and keeping potential partners interested in the Duparquet Project, (vi) maintaining good relations with the Board of Directors and the Shareholders, (vii) building and maintaining a professional and sustainable management team, and (viii) maintaining good relations with property owners and enhancing contractual terms if possible in light of market conditions. The share price of the Corporation, in view of market conditions, is also a factor considered by Compensation Committee in evaluating the CEO’s performance, although it is to be considered in regards to general market conditions. The Compensation Committee recommends to the Board the compensation for the CEO and CFO based on such evaluation. The Compensation Committee is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The Compensation Committee has, as part of its mandate, responsibility for reviewing recommendations from management, for subsequent approval by the Board of Directors, with respect to the appointment and remuneration of the Corporation’s executive officers. The Compensation Committee monitors the performance of the Corporation’s executive officers, and is responsible for reviewing the design and competitiveness of the Corporation’s executive compensation plans.

The general objectives of the Corporation’s executive compensation program are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results, with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; (c) provide a compensation package that is commensurate with other mining exploration companies to enable the Corporation to attract and retain talent; and (d) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Corporation is under by virtue of the fact that it is a junior mining exploration Corporation without a history of earnings.

Compensation and Risk Management

The Compensation Committee is aware that its compensation policies and practices entail some level of risk.

The Compensation Committee regularly reviews the consequences of certain risks that are associated with such policies and practices, all in order to identify practices that could influence a director or an executive officer to expose the Corporation to undue risk.

Generally, these policies and practices have been developed in order to preserve the best interests of the Corporation and those of its shareholders. The Compensation Committee is of the opinion that the total compensation of the executive officers is balanced to avoid any potential risk that may result from taking actions to maximize compensation without regard for the risk assumed by the Corporation.

Restrictions on trading and hedging of Corporation shares

On April 16, 2012, the Compensation Committee recommended the adoption of a policy prohibiting its directors and executive officers from purchasing financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation. The Board approved without variation, such policy at a Board meeting held on December 4, 2012, immediately after the Meeting.

Benchmarking

The Corporation maintained the formal approach of benchmarking the base salaries and the cash bonus awards for the executive officers during the year ended June 30, 2013, as per last year, by retaining the services of Roger Gurr, when necessary. When the executive officers were hired, they signed multi-year agreements based on comparable figures that applied at the time these agreements were entered into.

Annual compensation for each of the executive officers was benchmarked against a survey of salaries available from public information circulars for comparable positions with broadly similar companies in the exploration and development stage of the mining industry (the “Comparator Group”). Companies in the Comparator Group were selected using a number of factors, including: market capitalization at the time the survey was prepared, preliminary focus upon precious metals, especially gold and activities primarily in the North America, including northern Canada. Companies included in the Comparator Group were: Alexco Resource Corp., Avalon Rare Metals Inc., Claude Resources Inc., Nevada Copper Corp., PolyMet Mining Corp., Queenston Mining Inc., Revett Minerals Inc., Richmont Mines Inc., Scorpio Mining Corp., Shore Gold Inc., St Andrew Goldfields Ltd., Stornoway Diamond Corp., US Silver Corp., Victoria Gold Corp. and Virginia Mines Inc.

Analysis of Elements

Certain of the Named Executive Officers have been paid management fees. Please refer to the “Summary Compensation Table” above.

The Corporation’s executive compensation program is comprised of four elements: (i) base salary; (ii) base amount payable as a management fee; (iii) cash bonuses and (iv) long-term equity incentives (share ownership opportunities through a stock option plan). The compensation program also includes the potential for discretionary awards, termination and change in control provisions, as well as limited perquisites (including parking and club membership fees for certain executives and health and insurance benefits to executive officers and full-time employees). The Corporation does not provide a pension plan or similar benefits to its executive officers. The Corporation maintains an insurance policy for its directors and officers against liability incurred by them while performing their duties, subject to certain limitations. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) as the mix of total compensation shifts towards a greater emphasis on bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders.

The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Stock Option Plan.

Base Salaries

The salary is the residual portion of total compensation of an executive officer. The base salaries are set forth in the employment agreements entered with executive officers and the Corporation. Although such employment agreements are typically for two-year terms, some salaries may be adjusted to take account of special circumstances. Several factors are considered when setting the base salary for each executive officer, including: the level of responsibility related to each position; the importance of the position to the Corporation; comparable base salaries for equivalent roles with the Comparator Group; the individual executive officer’s experience and his or her overall performance.

Base Amounts

Base amounts are set at levels which are generally close to or slightly below the median base salary of the Comparator Group (see “Benchmarking” above). For the Corporation to compete for and retain executives critical to the Corporation’s long term success, base amounts must be set at levels that are competitive within the mining industry. Base amounts are a fixed element of compensation for each executive officer for the performance of the executive officer’s specific responsibilities. As for the base salaries discussed above, the factors considered when setting the base amount for each executive officer include: the level of responsibility related to each position; the importance of the position to the Corporation; comparable base amounts for equivalent roles with the Comparator Group; the individual executive officer’s experience and his or her overall performance.

Cash Bonuses

The granting of cash bonuses is reviewed annually, and awards are made at the discretion of the Compensation Committee, which exercises its judgment in making recommendations to that effect to the Board of Directors. Nevertheless, each year, the Compensation Committee considers several individual and corporate performance criteria in determining whether to allocate an annual cash bonus as well as the amount to be granted, if any. The objective of the cash bonus is to reward an executive officer for individual and/or corporate performance, within the context of predetermined performance objectives, which can include both qualitative and quantitative objectives. The Corporation’s board of directors reviews and approves recommendations for executive cash bonuses from the Compensation Committee.

During the financial year ended on June 30, 2013, the following cash bonuses were paid: Chief Executive Officer $120,000, Chief Financial Officer $27,000, Vice President Exploration $28,000 and Administrative Assistant $5,000. Those individuals had objectives set for the financial year ended June 30, 2013 which, according to the Compensation Committee, were sufficitently met by each of those individuals to warrant the bonuses that were awarded to them.

Option-Base Awards

The Corporation has no long term incentive plans other than the Corporation’s stock option plan (the “Stock Option Plan”). The Corporation’s directors, officers, consultants and employees (collectively, the “Optionees”) are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the executive officers and other employees. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with Shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares. Options are granted by the Board of Directors. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contributions to shareholder value, previous option grants and the objectives set for the Named Executive Officers and the Board.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•

parties who are entitled to participate in the Stock Option Plan;

•

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the Exchange from the market price on the date of grant;

•

the date on which each option is granted;

•

the vesting period, if any, for each stock option;

•

the other material terms and conditions of each stock option grant; and

•

any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The Board of Directors reviews and approves grants of options on an annual basis and periodically during a financial year. The principal terms and conditions of the Stock Option Plan are as follows:

The maximum number of Common Shares which may be issuable pursuant to options granted under the Stock Option Plan shall be 6,606,008 Common Shares or such additional amount as may be approved from time to time by the Shareholders. The number of Common Shares which may be issuable under the Stock Option Plan and all of the Corporation's other previously established or proposed share compensation arrangements, within a one-year period:

▪

to any one Optionee, shall not exceed 5 % of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

▪

to any one consultant shall not exceed 2 % in the aggregate of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis; and

▪

to all eligible persons who undertake investor relations activities shall not exceed 2 % in the aggregate of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis.

The Corporation shall obtain disinterested Shareholder approval of the grant of stock options to insiders if the Stock Option Plan, together with all of the Corporation's previously established outstanding stock option plans or grants, could result at any time in:

▪

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common Shares of the Corporation; or

▪

the number of Common Shares reserved for issuance under stock options granted to Insiders exceeding 10% of the issued Common Shares of the Corporation.

If the Optionee ceases to be an eligible person, due to his or her death or disability or, in the case of an Optionee that is a company, the death or disability of the person who provides management or consulting services to such company, the option vested and then held by the Optionee shall be exercisable to acquire Common Shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date.

If the Optionee ceases to be an eligible person as a result of "termination for cause" of such Optionee by the Corporation or its subsidiary, as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, any outstanding option held by such Optionee on the date of such termination, whether in respect of options that are vested or not, shall be cancelled as of that date.

If the Optionee ceases to be an eligible person due to his or her retirement at the request of his or her employer earlier than the normal retirement date, or due to his or her voluntary resignation, or to his or her termination by the Corporation or its subsidiary other than for cause, any outstanding option vested and then held by such Optionee shall be exercisable to acquire Common Shares at any time up to but not after the earlier of: (i) the expiry date; and (ii) the date that is 90 days (or 30 days if the Optionee was engaged in investor relations activities) after the Optionee ceases to be an eligible person.

Equity Compensation Plan Information(1)

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#)
Equity Compensation Plans of the Corporation approved by the Shareholders	2,935,000	1.45	1,785,008
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	2,935,000	N/A	1,785,008

(1)

As at October 31, 2013, 2,935,000 Common Shares were issuable upon the exercise of outstanding options representing 7.6% of the issued and outstanding Common Shares. Such options were exercisable at exercise prices ranging from $0.85 to $5.00 per share and were due to expire up to April 15, 2018.

AUDIT COMMITTEE

The Corporation’s Audit Committee has various responsibilities as set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) made under securities legislation, among such responsibilities being a requirement that the Audit Committee establish a written charter that sets out its mandate and responsibilities. The Corporation has adopted an Audit Committee Charter, the text of which is attached to this Circular as Schedule “E”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Ross Glanville	Not Independent (1)	Financially literate
Yves Harvey	Independent	Financially literate
Peter Gundy	Independent	Financially literate

(1)

As defined by NI 52-110, Mr. Glanville is not independent when sitting on the Audit Committee as Mr. Glanville is Chairman of the Board. However, Mr. Glanville is independent when sitting on the Board of Directors of the Corporation.

Relevant Education and Experience

The educational background or experience of the following Audit Committee members has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Corporation to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as well as experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issued that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities and an understanding of internal controls and procedures for financial reporting:

Mr. Glanville has over thirty‐five years of resource‐related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a director of a number of exploration, development, and mining companies. He is currently a director of SilverCrest Mines Inc. (a reporting issuer listed on the Exchange and the New York Stock Exchange), Baja Mining Corp.(a reporting issuer listed on the Toronto Stock Exchange), as well as Archon Minerals Limited a (listed on the Exchange). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Mr. Yves Harvey has been active in the mining industry for more than 30 years. He obtained his Master’s degree in geological engineering in 1975 from École Polytechnique in Montreal and a Ph.D. in economic geology from Université Laval, Québec in 1984. He joined SOQUEM Inc. in 1978, and was President and CEO of SOQUEM Inc. from 1991 to 2006. From 2007 to 2013, Mr. Harvey was an Executive Director of COREM, the Quebec City based minerals industry research laboratory, a collaborative industry/government consortium. Mr. Harvey is a member of many associations, and served as President of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) in 1998-99. Mr. Harvey received several medals from the CIM, namely the Distinguished Service Medal in 2001. He is a Director of Stornoway Diamond Corporation (listed on the Toronto Stock Exchange), and has been since 2007. His previous board appointments include SOQUEM Inc., Cambior Inc. (previously listed on the Toronto Stock Exchange), Corporation Copper Rand Inc., and the Association minière du Québec inc.

Mr. Gundy was Chairman of Neo Material Technologies Inc. a mineral technologies company listed on the Toronto Stock Exchange; he was the company’s founder as well as President and Chief Executive Officer from 1992 to 2006. He resigned as Chairman in 2008. From start-up in 1992, Neo Material Technologies became the largest global producer in its sector. Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors. He is currently a director and co-owner of Veritprop Ltd. in Toronto.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two financial years for audit fees (not including H.S.T.) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
June 30, 2013	$55,000	Nil	$6,000	Nil
June 30, 2012	$45,000	Nil	$7,500	Nil
(1)				Services rendered for the filing of the Corporation’s tax returns.

Exemption

The Corporation is relying on the exemption from full compliance with NI 52-110 granted for venture issuers under Part 6 of NI 52-110, since one of the Audit Committee’s members is not independent within the meaning of 52-110. Ross Glanville is not considered independent under the application of NI 52-110 because he is the Chairman of the Board of Directors of the Corporation. However, under the securities legislation, Mr. Glanville is considered to be an independent director when he is sitting on the Board of Directors of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The Board of Directors believes that good corporate governance is essential, and has therefore adopted a code of ethics for all employees, officers and directors of the Corporation. The Corporation intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. The statement of the Corporation’s corporate governance practices is set out in Schedule “F” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware that any of its directors, officers, nominees for election as directors, other insiders of the Corporation, or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation’s directors and executive officers or former directors and executive officers is indebted to the Corporation.

PROPOSALS BY SHAREHOLDERS

Pursuant to the provisions of the Act, resolutions intended to be presented by Shareholders for action at the next annual meeting must comply with the provisions of the Act and be deposited at the Corporation's head office no later than one year less 90 days after the date of this document in order to be included in the management proxy circular and form of proxy relating to such meeting.

ADDITIONAL INFORMATION

Additional financial information is provided in the financial statements of the Corporation and in the management’s discussion and analysis of the financial condition for the year ended June 30, 2013, which are available on SEDAR (www.sedar.com).

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Dated this 1st day of November, 2013.

CLIFTON STAR RESOURCES INC.

Per:	(s) Ross Glanville
Ross Glanville Chairman of the Board of Directors

SCHEDULE “A”

CLIFTON STAR RESOURCES INC.

(the “Corporation”)

RESOLUTIONS OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1.

the shareholder rights plan of the Corporation between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”) be continued as amended and restated effective as of December 3, 2013 which such continued plan amends and restates the Shareholder Rights Plan Agreement dated November 10, 2010 between the Corporation and the Rights Agent (the “Rights Plan”) and continues the rights issued under the Rights Plan, and is hereby approved; and

2.

any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

SCHEDULE “B”

SUMMARY OF THE AMENDED RIGHTS PLAN

The following is a summary of the features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan, a copy of which is available for viewing by the public upon request by contacting the Corporation’s Chief Financial Officer at 1040 Belvédère Avenue, Suite 217, Québec, Québec, G1S 3G3 or by email at jblackburn@cfo-star.com. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

The purpose of the Amended Rights Plan is to provide the Board of Directors and the Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Amended Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Amended Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Amended Rights Plan) without the approval of the Board of Directors. The summary of the Amended Rights Plan set out herein only includes the material terms and conditions of the Amended Rights Plan.

Issuance of Rights

The Amended Rights Plan provides that one right (a “Right”) would be issued in respect of each of the outstanding Common Shares to Shareholders as of the effective date of the Agreement, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the Separation Time (as defined below).

Trading of Rights

Notwithstanding the effectiveness of the Amended Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to the Shareholders. Certificates for the Common Shares issued after the effective date of the Amended Rights Plan contain a notation incorporating the Amended Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally the close of business on the tenth trading day after the earliest to occur of:

(a)

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20 % or more of the outstanding Common Shares (becoming an “Acquiring Person”) other than as a result of (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below), (iii) acquisitions of Common Shares in respect of which the Board of Directors has waived the application of the Agreement, (iv) other specified exempt acquisitions in which the Shareholders participate on a pro rata basis, or (v) an acquisition by a person of Voting Shares (as defined below) upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv);

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)

the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee or any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bids

The Amended Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares (which means Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20 % or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)

the bid must be made to all the holders of Voting Shares as registered on the books of the Corporation other than the offeror; and

(b)

the bid must contain the following conditions:

(i)

no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50 % of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn;

(ii)

Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid:

(iii)

Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

(iv)

if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least ten business days from the date such extension is publicly announced.

“Independent Shareholders” is defined as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) any persons acting jointly or in concert with an Acquiring Person, and (v) any employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50 % of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Amended Rights Plan, the Board of Directors can (i) waive the application of the Amended Rights Plan to enable a particular take-over bid to proceed, in which case the Amended Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

SCHEDULE "C"

CLIFTON STAR RESOURCES INC.

(the “Corporation”)

BY-LAW NO. 2013-1

ADVANCE NOTICE REQUIREMENT FOR

NOMINATIONS OF DIRECTORS

General By-Law No. 2010-1 of the by-laws of the Corporation is hereby amended by adding thereto, following Section 30 thereof and preceding Section 31 thereof, the following:

30A

Nomination of Directors

1.

Subject only to the provisions of the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)

by or at the direction of the Board of directors or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”):

a)

who, at the close of business on the date of the giving of the notice provided for below in this Section 30A and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

b)

who complies with the notice procedures set forth below in this Section 30A.

2.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the registered office of the Corporation in accordance with this Section 30A and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in paragraph 5 of this Section 30A.

3.

To be timely under paragraph 2(i) of this Section 30A, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, the Board of directors may, in its sole discretion, waive any requirement in this paragraph 3.

4.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation, under paragraph 2(i) of this Section 30A must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

a)

the name, age, business address and residence address of the person;

b)

the principal occupation or employment of the person;

c)

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

d)

a statement as to whether such person would be “independent” of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

e)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(ii)

as to the Nominating Shareholder giving the notice:

a)

full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation;

b)

any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

c)

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.

To be eligible to be a candidate for election as a director of the Corporation and to be duly nominated, a candidate must be nominated in the manner prescribed in this Section 30A, and the candidate for nomination, whether nominated by the Board of directors or otherwise, must have previously delivered to the Corporate Secretary of the Corporation at the registered office of the Corporation, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Corporation) that such candidate for nomination, if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

6.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 30A; provided, however, that nothing in this Section 30A shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.

For purposes of this Section 30A:

(i)

“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

“Applicable Securities Laws” means the applicable securities laws of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the Board of directors by a Nominating Shareholder;

(vi)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Corporation by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities; and

(vii)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

8.

Notwithstanding any other provision to this Section 30A, notice or any delivery given to the Corporate Secretary of the Corporation pursuant to this Section 30A may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the registered office of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in paragraph 3 of this Section 30A or the delivery of a representation and agreement as described in paragraph 5 of this Section 30A.

10.

Notwithstanding the foregoing, the Board of directors may, in its sole discretion, waive any provision or requirement of this Section 30A.

General By-Law No. 2010-1, as amended from time to time, of the by-laws of the Corporation and this By-Law 2013-1 shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in General By-Law No. 2010-1, as amended from time to time, of the by-laws of the Corporation shall, for all purposes hereof, have the meanings given to such terms in the said General By-Law No. 2010-1 unless expressly stated otherwise or the context otherwise requires.

SCHEDULE "D"

CLIFTON STAR RESOURCES INC.

(the “Corporation”)

SHAREHOLDERS’ RESOLUTION

RATIFICATION AND CONFIRMATION OF BY-LAW NO. 2013-1

BE IT RESOLVED THAT:

1.

By-law No. 2013-1 substantially in the form attached as Schedule “C” to the Corporation’s management proxy circular dated November 1, 2013 is hereby approved, ratified and confirmed as a by-law of the Corporation; and

2.

any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

SCHEDULE “E”

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) of Clifton Star Resources Inc. (the “Company”) in carrying out its oversight responsibilities relating to:

•

the audit process;

•

the financial accounting and reporting process to shareholders and regulatory bodies; and

•

the system of internal financial controls.

Composition

The Committee shall consist of at least three directors, all of whom shall if possible satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the Annual General Meeting (“AGM”) of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. One member of the Committee must have accounting and financial expertise, meaning that he or she possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time, to attend meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in camera at each Committee meeting without the presence of management. The Committee is required to meet in camera with the external auditor at each annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as Recording Secretary at Committee meetings. Any resolutions passed during in camera sessions must be recorded. The Chair, Chief Financial Officer and Recording Secretary are responsible for signing off Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls and financial reporting processes, and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Audit Committee regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption.

To fulfill its responsibilities and duties, the Committee shall:

•

Management Oversight

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives.

o

Review and evaluate the Company’s internal controls, as established by Management.

o

Review and evaluate the status and adequacy of internal information systems and security.

o

Meet with the external auditor at least once a year in the absence of Management.

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel.

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates.

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks.

o

Review the scope and approach of the annual audit.

o

Inform the external auditor of the Committee’s expectations.

o

Recommend the appointment of the external auditor to the Board.

o

Meet with Management at least once a year in the absence of the external auditor.

o

Review the independence of the external auditor on an annual basis.

o

Review with the external auditor both the acceptability and the quality of the Company’ accounting principles.

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor.

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management.

o

Review and discuss with management the annual audited financial statements.

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

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Related Party Transactions

o

Review for approval all related party transactions.

SCHEDULE "F"

CORPORATE GOVERNANCE

The Board of Directors has carefully reviewed the corporate governance guidelines of Policy Statement 58-201 to Corporate Governance Guidelines. National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. Those practices are as follows.

Board of Directors

The Board delegates to management the responsibility for the development of the Corporation’s strategies and holds itself responsible for the approval of the strategies finally adopted. In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for significant Corporation acquisitions, divestitures and capital expenditures. Other matters of strategic importance to the Corporation or which impact significantly on the operations of the Corporation are brought to the Board’s attention for its input, consideration and approval.

The Board oversees the identification of the principal risks of the Corporation's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.

The following current directors are "independent" pursuant to National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Peter Gundy, Ross Glanville, Yves Harvey and Philip Nolan. Michel Bouchard is President and Chief Executive Officer of the Corporation and is not an independent director as he is also acting as President and Chief Executive Officer of the Corporation.

Ross Glanville is not considered independent pursuant to NI 52-110 when he is acting as member of the Audit Committee for the reason that he is the Chairman of the Board.

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team, which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent directors are, however, able to meet at any time without any members of management, including the non-independent director, being present. The independent directors discharge their responsibilities for independent oversight of management by meeting, as it may be required, without any non-independent director.

Directorships

The following directors of the Corporation are presently directors of other reporting issuers, as follows:

Director	Reporting Issuers
Michel Bouchard	Monarques Resources Inc. Cartier Resources Inc.
Ross Glanville	Archon Minerals Limited Baja Mining Corp. SilverCrest Mines Inc.
Peter Gundy	Banro Corporation
Yves Harvey	Stornoway Diamond Corporation
Philip Nolan	Imaflex Inc.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

Reports and other documentation relating to the Corporation's business and affairs are made available and provided to new directors at their request.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board as well as with auditors and technical consultants are encouraged, and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities.

Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office in the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for: (i) identifying individuals qualified to become Board members, consistent with criteria established by the Board; (ii) recommending that the Board select director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the Board a set of corporate governance principles applicable to the CFO; and (iv) overseeing the evaluation of the Board and executive officers.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Corporation, the ability to devote the time required, and a willingness to serve as a director.

Compensation

The Compensation Committee evaluates the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Compensation Committee recommends the remuneration of the directors and executive officers to the Board for approval.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, except for the Technical, Environmental, Health and Safety Committee.

The functions of the Technical, Environmental, Health and Safety Committee are as follows:

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Ensure that the Corporation implements and maintains appropriate systems to identify, monitor and mitigate significant business risks and compliance matters relating to environmental, occupational health and safety, and technical issues including but not limited to ore reserve calculations, and that the Corporation has appropriate educational and training policies and procedures to prevent, mitigate or deal with such matters.

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Ensure that the Corporation has available the necessary corporate resources to promote effective environmental management, appropriate health and safety policies, and proper technical reporting, including ore reserve determination, and that such resources are regularly assessed.

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Review and assess, on a regular basis, the performance of senior management in respect of environmental and health and safety compliance, monitoring and reporting.

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Review the results of any environmental audits, occupational health and safety reviews, and ore reserve audits.

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Ensure that the financial provisions recommended by management for specific remediation responsibilities are adequate.

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Ensure that any director, officer or employee who has any concern or complaint regarding environmental, health and safety, or ore reserve matters or any potential violations of law or regulatory provisions is, in accordance with the Corporation’s Code of Conduct, permitted to and provided with procedures for confidential and anonymous submission to any member of the Committee or appropriate management personnel. The Committee shall establish procedures for the review and resolution of such complaints.

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Review its own performance annually, and provide a report thereon to the Board.

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Review the adequacy of, and reassess, this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

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Inquire into any other matters referred to it by the Board.

Assessments

The Board of Directors of the Corporation has not established any formal procedures for assessing the performance of the Board or its committees and members. Generally, those responsibilities have been carried out on an informal basis by the Board and each committee. The Board also conducts informal surveys of its directors.